SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated March 13, 2019 in respect of 2018 Annual Results Announcement and Closure of Register of Members.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 14, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2018 ANNUAL RESULTS ANNOUNCEMENT AND CLOSURE OF REGISTER OF MEMBERS

Highlights:

•	Profit continued to grow remarkably, driven by deepened execution of the Strategy of Focus, Innovation and Cooperation

•	Mixed-ownership reform started delivering notable enhancement in growth momentum, quality and efficiency

•	Innovative business model posted remarkable results, sustaining fast and effective mobile service growth

•	Innovative businesses registered robust growth, gradually becoming a key revenue driver

•	Accelerate “Five New” establishment to drive high-quality sustainable growth

CHAIRMAN’S STATEMENT

Dear Shareholders,

2018 was China Unicom’s first full year of the implementation of mixed-ownership reform. It was also an important year during which the Company achieved outstanding results in development and reform with noticeable improvement in corporate appearance. Over the past year, the Company engaged in active implementation of its new development philosophy, as it deepened the execution of the Strategy of Focus, Innovation and Cooperation. It proactively advanced Internet-oriented operations, while comprehensively deepening mixed-ownership reform. There were notable enhancements in the momentum, quality and efficiency of our development and in our corporate vibrancy, while the building of China Unicom’s “Five New” – New Governance, New DNA, New Operation, New Energy and New Ecology, marched an important step forward.

OVERALL RESULTS

The Company continued to report remarkable growth in operating results for 2018. Service revenue for the full year amounted to RMB263.7 billion, representing a 5.9% year-on-year growth which outperformed the industry average growth rate of 3.0%. EBITDA1 amounted to RMB84.9 billion, up by 4.3%, year-on-year. Profit before income tax2 reached RMB13.1 billion and profit attributable to equity shareholders of the Company increased by 458%, year-on-year, to RMB10.2 billion, extending the “V-shaped” rebound in profit.

The Company persisted in enhancing network efficiency through precise investment, sharing and cooperation. While maintaining the edges of our network, the full year capital expenditure continued to be under effective control at RMB44.9 billion. Thanks to the sustainable growth in revenue and sound control in expenditure, the Company registered the record high again in free cash flow in the amount of RMB47.5 billion. Our liabilities-to-assets ratio went further down to 41.8% from 46.8% at the end of last year, reflecting an increasingly solid financial position and capital strength.

The Company attached great importance to shareholders’ returns. With due regards to the Company’s profitability, debt and cash flow level, capital requirements for its future development etc., the Board of Directors recommended the payment of a final dividend of RMB0.134 per share. Going forward, the Company will continue to strive to enhance its profitability and shareholders’ returns.

BUSINESS DEVELOPMENT

Deepened Internet-oriented innovative operation underpinned highly effective mobile service growth

In 2018, the Company pressed forward the innovative operation of its mobile service in response to the pressure from market competition and “Speed Upgrade and Tariff Reduction” policy, achieving the effective growth for the mobile service with reduced channel commission and handset subsidy. Mobile service revenue for the full year reached RMB165.1 billion, representing a year-on-year growth of 5.5% that exceeded the industry average of 0.6%. Mobile billing subscribers saw a net addition of 30.87 million, representing a year-on-year growth of 51.8% and taking the total number of mobile billing subscribers to 320 million.

During the year, the Company chose not to simply match the competition of low-price “unlimited data” products introduced by peers, nevertheless persistently promoted Internet- oriented operational transformation and deepened 2I2C business collaboration with Internet companies. Leveraging market segmentation, differentiated products were launched to address the unanswered demand of heavy data users. The Company deepened the unified online and offline (“O2O”) total touchpoint operation and turned outlet sales to on-street sales, enhancing customer flow between online and offline operations. A strong emphasis was placed on light touchpoints such as online channels and cross-industry alliances to enhance the efficiency of development. Target marketing and customer retention were enhanced with the use of Big Data, resulting in better customer acquisition and retention as well as value enhancement. For 2018, the Company’s 4G subscriber base saw a net addition of 45.05 million to a total of 220 million. Our 4G subscriber market share was up by 1.3 percentage points, year-on-year. The proportion of 4G subscribers as a percentage of total mobile billing subscriber increased by 8 percentage points, year-on-year, to 70%.

In implementation of “Speed Upgrade and Tariff Reduction” policy, the Company optimised its tariff packages and made strong efforts to promote heavy data packages during the year to facilitate smooth transition for customers. The Company strived to achieve win-win by advancing data traffic operation and leveraging price elasticity of mobile data. In 2018, the unit pricing for the Company’s mobile handset data decreased substantially, while the mobile data volume consumption grew by 1.8 times. The monthly average DOU per mobile handset subscriber reached approximately 6 GB, while handset Internet access revenue grew by 13.7%, year-on- year, to RMB104.8 billion.

Continuous improvement in broadband service while actively countering intense competition

In 2018, the Company actively responded to the challenge of market competition in broadband service by resorting to “Big Video, Big Integration and Big Bandwidth”. Leveraging rich resources afforded by our strategic investors, we strengthened our content portfolio with quality video and stepped up with the deployment of smart home services to boost subscriber stickiness and product competitiveness. The promotion of bundled products through all channels was also strengthened, with a special emphasis on increasing penetration and driving mutual development across products. We also promoted high-bandwidth products and increased private capital cooperation to further enhance network coverage and quality. The implementation of comprehensive grid-based contract-out reform was accelerated to enhance the vibrancy of frontline staff and strengthen our sales and servicing ability. The new integrated sales model targeting government and enterprise customers based on “Cloud + Smart Networks + Smart Applications” drove rapid development of the broadband and Internet private line access services.

For 2018, the Company’s fixed-line broadband subscriber saw a net addition of 4.34 million, representing a 234% year-on-year growth, to over 80 million in total. Video service subscribers accounted for 44% of fixed-line broadband subscribers, up by approximately 9 percentage points, year-on-year. Fixed-line broadband access revenue amounted to RMB42.3 billion, indicating a considerable reduction of the rate of decline year-on-year and basically achieving a steady development.

Industry Internet business continued to mark new breakthrough promoting healthy growth of fixed- line services

In 2018, led by the model of “Cloud + Smart Networks + Smart Applications”, the Company stepped up market expansion and drove scale development in key innovative businesses, such as Cloud Computing, Big Data and the Internet of Things (“IoT”), accruing energy for highly efficient and sustainable development in the future. Focusing on key sectors such as government affairs, education, medical and healthcare, finance, transportation and tourism, and actively bringing into play the complementary resources and business synergies afforded by strategic investors with in-depth business and capital cooperation, the Company fostered differentiated advantages. The Company strengthened talent development and acquisition. It created system and mechanism segregated from the traditional business and implemented the sharing of incremental return, with a view to stimulating instinctive innovative vibrancy and momentum. The building of the innovative platform for government and enterprise customers was expedited. The end-to-end core capabilities such as innovative product R&D for government and enterprise market, centralised processing and operation support were developed to facilitate the growth of innovative business in the future with economy of scale.

In 2018, the Company’s innovative business was gradually becoming the key driver of revenue growth. For the full year, the industry Internet business reported revenue of RMB23.0 billion, representing a 45% growth, year-on-year, and increasing to 8.7% as a percentage of service revenue. ICT revenue reached RMB5.6 billion, up by 69%, year-on-year. IDC and Cloud Computing revenue reached RMB14.7 billion, up by 33%, year-on-year. IoT revenue reached RMB2.1 billion and Big Data revenue reached RMB0.6 billion, representing year-on-year growth of 48% and 284%, respectively. Benefitting from notable improvements in the broadband service and growth in innovative services, the Company’s fixed-line service revenue amounted to RMB96.3 billion, up by 6.0% year-on-year.

NETWORK CONSTRUCTION

Precise and efficient construction of premium networks to foster network competitiveness

In 2018, the Company persisted in return-oriented precise investment, focusing on key services and regions and taking advantage of Big Data, with a view to swiftly responding to market demands while assuring effective and fast business growth.

We continued to perfect our 4G network coverage and quality, in order to provide a solid foundation for “4G+5G” premium network. In connection with our broadband network, we emphasised in raising network resources utilisation. In the northern regions, the Company strived to maintain our leadership in coverage, quality and experience, while in the southern regions, it focused on enhancing network capabilities through private capital cooperation in high-value regions. We were also eyeing opportunities presented by cloud-network integration and corporate informatisation, as we endeavoured to build “premium networks for governments and enterprises customers” and enhance coverage of commercial buildings in order to stay ahead in cloud-network synergy.

In 2018, the Company added 0.14 million 4G base stations to bring the total number of 4G base stations to 0.99 million. FTTH ports accounted for 82% of the total fixed-line broadband ports, while the percentage of FTTH subscribers to total broadband subscribers reached 82%. There had been ongoing improvement of network quality and customer perception in our focused regions and continued growth in Net Promoter Score (NPS) for both mobile network and fixed-line broadband. We also maintained industry-leading average uplink and downlink speeds in 4G networks and the industry-best indicators in network latency.

Proactive deployment of 5G scale trial to advance industry ecosystem

In December 2018, the Ministry of Industry and Information Technology consented to China Unicom to use the frequency band of 3500–3600MHz nationwide for launching the trial of 5G mobile communications system.

The Company is actively promoting 5G network and industry applications trial in key cities and plans to expand the scale of trial as appropriate based on the testing results and maturity of equipment. It will track closely the progress of the industry and strengthen the synergetic development of terminal, network and business, riding on the benefits of the value chain advantages of 3.5GHz. It concurrently promotes the maturity of the value chain of Non- Standalone (NSA)/Standalone (SA). The Company will closely monitor the schedule of 5G licensing and accelerate the upgrade of the auxiliary facilities for 5G. The Company is taking an active approach in researching and driving network co-building and co-sharing of 5G with various cooperation modes to lower the network construction cost. Upholding the principle of open cooperation and win-win development, the Company joins hands with the value chain to enjoy the new bonus to be brought by 5G.

Looking ahead, the Company will maintain precise investment with due regards to the technological advancement, regulatory policies, market demand and competitive landscape, etc.

MIXED-OWNERSHIP REFORM

In 2018, the Company fully upheld the principles to “enhance governance, strengthen incentives, protrude core businesses and raise efficiency” and deepened the implementation of mixed-ownership reform. Improvements were made to our corporate governance structure. We carried out in-depth cooperation, introduced innovative business models and drove synergetic development with strategic investors. Unicom A Share Company employee share incentive scheme was implemented. Mechanisms and systems were further transformed and the market-oriented incentive mechanism was further optimised. Mixed-ownership reform started delivering bonus.

Leveraging external resources and capability to boost new energy for innovative development

The Company actively advanced comprehensive and in-depth cooperation with strategic investors. It actively identified and consolidated the resource edges of various parties to facilitate complementary use of strengths and create win-win for all parties. Efforts were made to drive the integrated development of the value chain for key businesses, boosting new energy for the Company’s operational transformation and innovative reform.

During the year, cooperation in Internet touchpoints with Tencent, Alibaba, Baidu, JD.com and Didi, etc was deepened to facilitate precise and effective acquisition of new customers. Our 2I2C subscriber base reported a net addition of 44 million subscribers for the full year to bring the total to about 94 million subscribers. In connection with content aggregation, premium video contents from Baidu, iQIYI and Tencent, among others, were introduced to enhance the competitiveness of our IPTV and mobile video content business. In industry Internet, the Company focused on Cloud Computing, Big Data, Internet of Things and Artificial Intelligence (AI), promoting in-depth cooperation with Tencent, Baidu, Alibaba, JD.com and Didi, etc. We entered into cooperation with Alibaba and Tencent for public cloud products, branded “WO Cloud”, and hybrid cloud products. In deepening capital cooperation, we set up joint ventures, namely Yunlizhihui Technology, Yunjing Wenlv Technology and Yunjizhihui Technology, with Alibaba, Tencent and Wangsu respectively, aiming to better capture the market opportunities in industry Internet with an asset-light business model and accrue energy for our innovative development in the future.

Taking the opportunity presented by mixed-ownership reform to deepen the innovative reform of systems and mechanisms

Focusing on the enhancement of vibrancy and efficiency, the Company continued to deepen the innovative reform of its systems and mechanisms. Streamlining was advanced as a normalised initiative and staff were encouraged to move to sub-divided units and innovative business in an ongoing effort to optimise our organisation and staff structure. Improvements were made to our market-oriented incentives with the formation of a differentiated compensation system, staff selection and appointment mechanism linked to returns and efficiency. Unicom A Share Company employee restrictive share incentive scheme was successfully implemented to closely align the staff and shareholders’ interests with those of the Company. In 2018 and early 2019, around 810 million shares of Unicom A Share Company were issued to about 8,000 key managerial staff and core talents. Ongoing efforts were made to deepen our sub-division reform and advance mixed-ownership reform at subsidiaries to stimulate vibrancy of micro-entity. Through steady implementation of operation reforms of contract-out, our Yunnan Branch reported accelerated network construction and business growth, as well as significant enhancements in operating efficiency.

SOCIAL RESPONSIBILITY AND COMPANY HONOURS

In active fulfilment of its social responsibility, the Company firmly believes that social responsibilities should be rooted in corporate strategies, incorporated in management, and implemented through operations. Insisting on new development philosophy, the Company seeks to better meet the ever-increasing demand of the public for a pleasant information and communication life. It continued to improve its corporate governance, and ensured that its operations were compliant and its duties were duly performed. It built smart premium networks with craftsmanship, actively contributing to the development of China into a cyber superpower. The Company insisted on eco-friendly low-carbon construction, and continued to promote co-building and co-sharing of telecommunication infrastructure, while safeguarding network security to create a secure and clean cyberspace. In accordance with the principle of “All for Customers”, the Company provided customers with a rich variety of smart products and smart applications, bringing them a convenient and cosy life. It actively laid the groundwork for developing cutting- edge smart technologies to propel the in-depth integration between information technology and the real economy, with a view to facilitating the transformation and upgrade of traditional industries, the economy and the society. The Company has been contributing to the creation of a smart Winter Olympics and giving new energy to its successful organisation. The Company conducted targeted poverty alleviation in an effort to share benefits with people in the society. It cared for the well-being of its staff, and protected their basic rights. It also placed a strong emphasis on staff training to facilitate their growth and development.

In 2018, the Company received a number of accolades, including “Asia’s No. 1 Best Managed Telecommunications Company” awarded by FinanceAsia, “Platinum Award for Excellence in Environmental, Social and Governance” by The Asset, “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia, and “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for three years in a row.

OUTLOOK

At present, China’s economic development is entering a new era with a faster pace in the upgrade of new information and communication technologies, while global carriers are also stepping up with network upgrades and business transformation, providing ample opportunities for the development of the industry. The mixed-ownership reform has powered up the Company with differentiated advantages, bringing invaluable opportunities for development. Meanwhile, the Company is also facing the downward pressure in its traditional services, challenges arising from intensified market competition and the implementation of “Speed Upgrade and Tariff Reduction” policies, etc, prompting the Company to further deepen its Internet-oriented transformation and accelerating the pace of high quality development.

In the future, the Company will seize opportunities and tackle challenges as it puts the new development philosophy into practice, deepens the execution of the Strategy of Focus, Innovation and Cooperation and deeply advances mixed-ownership reform. We intend to unleash more institutional benefits brought by New Governance, activate greater internal vibrancy with New DNA, achieve better efficiency and returns with New Operation, tap into the broader blue ocean with New Energy, and put together greater synergetic advantages with New Ecology. We endeavor to chart new heights in China Unicom’s “Five New” establishment and high quality development. The Company will resolutely carry out its Internet-oriented operation transformation, ensure stable development of its fundamental business and enlarge the scale of the innovative business in a bid to drive continuous business growth as a whole. We will build premium networks with precision and efficiency. We will actively engage in preparation for 5G while continuing to improve our 4G network and simplify our 2G/3G networks to provide solid assurance for business development. Innovative reforms relating to organisational structure, human resources, sub-division contract-out, mixed-ownership reform at subsidiaries will be advanced deeply. We will endeavor to overcome hurdles in system and mechanism and stimulate vitality of micro-entity, thereby boosting our overall internal vibrancy for development. Ongoing efforts will be made to strengthen operation management and risk control. The Company will advance cost reduction and efficiency enhancement to continuously improve operating effectiveness and competitive strengths to drive greater value for all shareholders.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support of the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 13 March 2019

Note 1:	EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

Note 2:	In August 2018, China Tower Corporation Limited (“Tower Company”), an associate company of the Company, was listed on the Hong Kong Stock Exchange with the issuance of new shares, leading to a change in the shareholding percentage of the Company in Tower Company and the share of net profit of associates accounted for under equity method to increase by RMB1,474 million.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2018 which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2018 annual report.

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2018	2017
Revenue	5	290,877	274,829

Interconnection charges		(12,579)	(12,617)
Depreciation and amortisation		(75,777)	(77,492)
Network, operation and support expenses		(55,077)	(54,507)
Employee benefit expenses		(48,143)	(42,471)
Costs of telecommunications products sold		(27,604)	(26,643)
Other operating expenses		(62,561)	(57,166)
Finance costs		(1,625)	(5,734)
Interest income		1,712	1,647
Share of net profit of associates		2,477	893
Share of net profit of joint ventures		598	574
Other income – net		783	1,280

Profit before income tax		13,081	2,593
Income tax expenses	6	(2,824)	(743)

Profit for the year		10,257	1,850

Profit attributable to:
Equity shareholders of the Company		10,197	1,828

Non-controlling interests		60	22

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	7	0.33	0.07

Diluted earnings per share (RMB)	7	0.33	0.07

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) on 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2018	2017
Profit for the year	10,257	1,850

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(383)	(56)
Tax effect on changes in fair value of financial assets through other comprehensive income	2	(2)

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(381)	(58)
Remeasurement of net defined benefit liability, net of tax	(4)	6

	(385)	(52)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	140	(178)

Other comprehensive income for the year, net of tax	(245)	(230)

Total comprehensive income for the year	10,012	1,620

Total comprehensive income attributable to:
Equity shareholders of the Company	9,952	1,598

Non-controlling interests	60	22

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) on 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2018	2017
ASSETS
Non-current assets
Property, plant and equipment		384,475	416,596
Lease prepayments		9,290	9,313
Goodwill		2,771	2,771
Interest in associates		35,758	33,233
Interest in joint ventures		3,966	2,368
Deferred income tax assets		3,401	5,973
Contract assets		570	—
Contract costs		5,632	—
Financial assets at fair value through other comprehensive income	8	3,903	4,286
Other assets		14,645	20,721

		464,411	495,261

Current assets
Inventories and consumables		2,388	2,239
Contract assets		1,254	—
Accounts receivable	9	14,433	13,964
Prepayments and other current assets		11,106	13,801
Amounts due from ultimate holding company		7,431	239
Amounts due from related parties		935	3,274
Amounts due from domestic carriers		3,812	4,683
Financial assets at fair value through profit and loss		770	160
Short-term bank deposits and restricted deposits		3,720	5,526
Cash and cash equivalents		30,060	32,836

		75,909	76,722

Total assets		540,320	571,983

		As at 31 December
	Note	2018	2017
EQUITY
Equity attributable to equity shareholders of the Company
Share capital	10	254,056	254,056
Reserves		(20,154)	(20,912)
Retained profits
– Proposed final dividend	11	4,100	1,591
– Others		75,920	69,315

		313,922	304,050

Non-controlling interests		364	297

Total equity		314,286	304,347

LIABILITIES
Non-current liabilities
Long-term bank loans		3,173	3,473
Corporate bonds		999	17,981
Deferred income tax liabilities		111	108
Deferred revenue		3,609	3,020
Amounts due to related parties		3,042	—
Other obligations		190	432

		11,124	25,014

		As at 31 December
	Note	2018	2017
Current liabilities
Short-term bank loans		15,085	22,500
Commercial papers		—	8,991
Current portion of long-term bank loans		441	410
Current portion of promissory notes		—	17,960
Accounts payable and accrued liabilities	12	122,458	125,260
Taxes payable		911	1,121
Amounts due to ultimate holding company		1,214	2,176
Amounts due to related parties		8,843	8,126
Amounts due to domestic carriers		2,144	2,538
Dividend payable		920	920
Current portion of corporate bonds		16,994	—
Current portion of deferred revenue		78	350
Current portion of other obligations		2,844	2,987
Contract liabilities		42,650	—
Advances from customers		328	49,283

		214,910	242,622

Total liabilities		226,034	267,636

Total equity and liabilities		540,320	571,983

Net current liabilities		(139,001)	(165,900)

Total assets less current liabilities		325,410	329,361

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) on 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended 31 December
	Note	2018	2017
Cash flows from operating activities
Cash generated from operations	(a)	93,882	91,519
Interest received		1,688	807
Interest paid		(2,457)	(6,293)
Income tax paid		(726)	(979)

Net cash inflow from operating activities		92,387	85,054

Cash flows from investing activities
Purchase of property, plant and equipment		(52,176)	(61,489)
Proceeds from disposal of Tower Assets and other property, plant and equipment		1,090	22,121
Dividends received from financial assets at fair value through other comprehensive income		203	167
Investment income received from financial assets at fair value through profit and loss		36	—
Proceeds from disposal of financial assets at fair value through profit and loss		—	60
Dividends received from associates		20	10
Decrease/(Increase) in short-term bank deposits and restricted deposits		3,094	(3,094)
Purchase of other assets		(4,590)	(4,204)
Acquisition of financial assets at fair value through profit and loss		(585)	(74)
Acquisition of financial assets at fair value through other comprehensive income		—	(8)
Acquisition of interest in associates		(67)	(5)
Acquisition of interest in joint ventures		(1,000)	(620)
Lending by Unicom Group Finance Company Limited (“Finance Company”)		(13,558)	(700)
Repayment of loan lent by Finance Company		6,354	500

Net cash outflow from investing activities		(61,179)	(47,336)

		Year ended 31 December
	Note	2018	2017
Cash flows from financing activities
Proceeds from shares issued		—	74,954
Capital contributions from non-controlling interests		7	—
Proceeds from commercial papers		—	26,941
Proceeds from short-term bank loans		53,306	117,571
Proceeds from long-term bank loans		—	1,549
Loans from ultimate holding company		—	5,237
Loans from related parties		3,090	535
Repayment of commercial papers		(9,000)	(54,000)
Repayment of short-term bank loans		(60,730)	(172,065)
Repayment of long-term bank loans		(435)	(2,686)
Repayment of related party loan		(475)	(60)
Repayment of ultimate holding company loan		(1,344)	(3,893)
Repayment of finance lease		(493)	(695)
Repayment of promissory notes		(18,000)	(19,000)
Repayment of corporate bonds		—	(2,000)
Payment of issuing expense for promissory notes		(67)	(82)
Dividends paid to equity shareholders of the Company	11	(1,591)	—
Net deposits/(withdrawal) with/from Finance Company		2,354	(100)
Increase in statutory reserve deposits placed by Finance Company		(680)	(620)

Net cash outflow from financing activities		(34,058)	(28,414)

Net (decrease)/increase in cash and cash equivalents		(2,850)	9,304
Cash and cash equivalents, beginning of year		32,836	23,633
Effect of changes in foreign exchange rate		74	(101)

Cash and cash equivalents, end of year		30,060	32,836

Analysis of the balances of cash and cash equivalents:
Cash balances		1	3
Bank balances		30,059	32,833

		30,060	32,836

Note:	The Group has initially applied IFRS/HKFRS 15 and IFRS/HKFRS 9 (2014) on 1 January 2018. Under the transition method chosen, comparative information is not restated. See Note 3.

(a)	The reconciliation of profit before income tax to cash generated from operating activities is as follows:

	Year ended 31 December
	2018	2017
Profit before income tax	13,081	2,593
Adjustments for:
Depreciation and amortisation	75,777	77,492
Interest income	(1,712)	(1,647)
Finance costs	1,676	5,363
Loss on disposal of property, plant and equipment	4,148	3,489
Credit loss allowance and write-down of inventories	3,846	3,955
Dividends from financial assets at fair value through other comprehensive income	(203)	(206)
Investment income from financial assets at fair value through profit and loss	(36)	—
Share of net profit of associates	(2,477)	(893)
Share of net profit of joint ventures	(598)	(574)
Expense for restricted shares of China United Network Communications Limited (“A Share Company”) granted to the Group’s employees	614	—
Other investment gain	(31)	(19)

Changes in working capital:
Increase in accounts receivable	(4,887)	(3,667)
Decrease in contract assets	1,150	—
Increase in contract costs	(3,001)	—
(Increase)/Decrease in inventories and consumables	(385)	81
Increase in short-term bank deposits and restricted deposits	(581)	(58)
Decrease/(Increase) in other assets	1,584	(2,034)
Decrease in prepayments and other current assets	60	166
Increase in amounts due from ultimate holding company	(20)	(39)
Decrease in amounts due from related parties	2,339	112
Decrease/(Increase) in amounts due from domestic carriers	871	(775)
Increase in accounts payable and accrued liabilities	6,591	5,752
Increase in taxes payable	33	362
Increase in advances from customers	45	2,255
Decrease in contract liabilities	(4,322)	—
Increase in deferred revenue	1,474	365
Increase in other obligations	68	45
Increase/(Decrease) in amounts due to ultimate holding company	40	(203)
Decrease in amounts due to related parties	(868)	(945)
(Decrease)/Increase in amounts due to domestic carriers	(394)	549

Cash generated from operations	93,882	91,519

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by A Share Company, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

Under a mixed ownership reform, A Share Company completed a non-public share issuance to certain strategic investors in October 2017. The gross proceeds of the non-public share issuance amounted to RMB61,725 million. Immediately upon the completion of non-public share issuance by A Share Company, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”), a substantial shareholder of A Share Company, also transferred certain shares in A Share Company to China Structural Reform Fund Corporation Limited at a cash consideration of RMB12,975 million.

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI for a cash consideration of RMB74,954 million. As a result, the shareholding of Unicom BVI in the Company increased from 40.61% to 53.52%.

The directors of the Company consider Unicom Group as the ultimate holding company.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The financial information relating to the financial years ended 31 December 2018 and 2017 included in this preliminary announcement of annual results does not constitute the Company’s statutory annual consolidated financial statements for those financial years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2017 to the Registrar of Companies as required section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance and will deliver the financial statements for the year ended 31 December 2018 in due course.

The Company’s auditor has reported on those financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value.

(a)	Going Concern Assumption

As at 31 December 2018, current liabilities of the Group exceeded current assets by approximately RMB139.0 billion (2017: approximately RMB165.9 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB260.9 billion of revolving banking facilities, of which approximately RMB245.6 billion was unutilised as at 31 December 2018; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2018 have been prepared on a going concern basis.

(b)	New Accounting Standards and Amendments

The Group has early adopted IFRS/HKFRS 9 (2010) “Financial Instruments” (“IFRS/HKFRS 9 (2010)”) in 2011. In 2018, the Group has been impacted by IFRS/HKFRS 9 (2014), “Financial Instruments” (“IFRS/HKFRS 9 (2014)”) in relation to measurement of credit losses, and impacted by IFRS/HKFRS 15, “Revenue from Contracts with Customers” (“IFRS/HKFRS 15”) in relation to capitalisation of contract costs and presentation of contract assets and contract liabilities. Details of the changes in accounting policies are discussed in Note 3(b)(ii) for IFRS/HKFRS 9 (2014) and Note 3(b)(iii) for IFRS/HKFRS 15.

(i)	Overview

Under the transition method chosen, the Group recognises cumulative effect of the initial application of IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognised for each line item in the consolidated statement of financial position that has been impacted by IFRS/HKFRS 9 (2014) and IFRS/HKFRS 15:

	At 31 December 2017	Impact on initial application of IFRS/ HKFRS 9 (2014) (Note 3(b)(ii))	Impact on initial application of IFRS/ HKFRS 15 (Note 3(b)(iii))	At 1 January 2018
ASSETS

Deferred income tax assets	5,973	265	(584)	5,654
Contract assets	—	—	753	753
Other assets	20,721	—	(5,275)	15,446
Contract costs	—	—	6,856	6,856

Total non-current assets	495,261	265	1,750	497,276

Accounts receivable	13,964	(1,118)	—	12,846
Prepayments and other current assets	13,801	—	(2,221)	11,580
Contract assets	—	—	2,221	2,221

Total current assets	76,722	(1,118)	—	75,604

Total assets	571,983	(853)	1,750	572,880

	At 31 December 2017	Impact on initial application of IFRS/ HKFRS 9 (2014) (Note 3(b)(ii))	Impact on initial application of IFRS/ HKFRS 15 (Note 3(b)(iii))	At 1 January 2018
EQUITY

Reserves	(20,912)	(85)	175	(20,822)
Retained profits
– Proposed final dividend	1,591	—	—	1,591
– Others	69,315	(768)	1,575	70,122

Total equity	304,347	(853)	1,750	305,244

CURRENT LIABILITIES
Accounts payable and accrued liabilities	125,260	—	3,671	128,931
Current portion of deferred revenue	350	—	(311)	39
Advances from customers	49,283	—	(49,000)	283
Contract liabilities	—	—	45,640	45,640

NON-CURRENT LIABILITIES
Deferred revenue	3,020	—	(782)	2,238
Contract liabilities	—	—	782	782

Total equity and liabilities	571,983	(853)	1,750	572,880

Net current liabilities	(165,900)	(1,118)	—	(167,018)

Total assets less current liabilities	329,361	(853)	1,750	330,258

Further details of these changes are set out in sub-sections (ii) and (iii) of this note.

(ii)	IFRS/HKFRS 9 (2014), “Financial instruments”, including the amendments to IFRS/HKFRS 9, “Prepayment features with negative compensation”

The Group has early adopted IFRS/HKFRS 9 (2010) in 2011 and has applied IFRS/HKFRS 9 (2014) on 1 January 2018. Compared with IFRS/HKFRS 9 (2010), IFRS/HKFRS 9 (2014) includes the new expected credit losses model for impairment of financial assets, the new general hedge accounting requirements and limited amendments to the classification and measurement of financial assets.

The Group has applied IFRS/HKFRS 9 (2014) retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IFRS/HKFRS 9 (2010).

Credit losses

IFRS/HKFRS 9 (2014) replaces the “incurred loss” model in IFRS/HKFRS 9 (2010) with an “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IFRS/HKFRS 9 (2010).

The Group applies the new ECL model to the following items:

•

financial assets measured at amortised cost (including cash and cash equivalents, short- term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and

•	contract assets as defined in IFRS/HKFRS 15 (see Note 3(b)(iii)).

The following table summarises the impact of transition to IFRS/HKFRS 9 (2014) on retained profits and reserves and the related tax impact at 1 January 2018.

Reserves and Retained profits
Recognition of additional expected credit losses on:
– financial assets measured at amortised cost	(1,118)

Related tax	265
Net decrease in retained profits and reserves at 1 January 2018	(853)

(iii)	IFRS/HKFRS 15, “Revenue from Contracts with Customers”

IFRS/HKFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS/HKFRS 15 replaces IAS/HKAS 18, “Revenue”, which covered revenue arising from sale of goods and rendering of services, and IAS/HKAS 11, “Construction contracts”, which specified the accounting for construction contracts.

IFRS/HKFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS/HKAS 11 and IAS/HKAS 18. As allowed by IFRS/HKFRS 15, the Group has applied the new requirements only to contracts that were not completed before 1 January 2018.

Further details of the nature and effect of the changes on previous accounting policies are set out below:

i.	Sales commission

The Group previously recognised sales commissions payable as other operating expenses when they were incurred. Under IFRS/HKFRS 15, the Group is required to capitalise these sales commissions as costs of obtaining contracts when they are incremental and are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the sales commissions can be expensed when incurred. Capitalised commissions are charged to profit or loss when the revenue from the related contract is recognised and are included as other operating expenses at that time.

The following table summarises the impact of transition to IFRS/HKFRS 15 on retained profits and reserves and the related tax impact at 1 January 2018:

Reserves and Retained profits
Capitalisation of sales commissions	2,334
Related tax	(584)
Net increase in retained profits and reserves at 1 January 2018	1,750

ii.	Presentation of contract assets, contract cost and contract liabilities

Under IFRS/HKFRS 15, a receivable is recognised only if the Group has an unconditional right to consideration. If the Group recognises the related revenue before being unconditionally entitled to the consideration for the promised goods and services in the contract, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis. The impacts of the presentation requirements to the opening balances at 1 January 2018 are summarised in Note 3(b)(i).

(iv)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2018

The IASB and HKICPA has issued a number of new IFRSs/HKFRSs and amendments to IFRSs/HKFRSs and IAS/HKAS that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

Effective for accounting periods beginning on or after
IFRS/HKFRS 16, “Leases”	1 January 2019
IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments”	1 January 2019
Annual Improvements to IFRSs/HKFRSs 2015–2017 Cycle	1 January 2019
Amendments to IAS/HKAS 28, “Long-term interest in associates and joint ventures”	1 January 2019

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent period as required. In particular, the Group provides the following information in respect of IFRS/ HKFRS 16, “Leases” which may has a significant impact on the Group’s consolidated financial statements. While the assessment has been substantially completed for IFRS/HKFRS 16, the actual impact upon the initial adoption of this standard may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standard is initially applied in the Group’s interim financial report for the six months ending 30 June 2019. The Group may also change its accounting policy elections, including the transition options, until the standard is initially applied in that financial report.

IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”)

Currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS/HKFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS/HKFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding “right-of-use” asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS/HKFRS 16 will primarily affect the Group’s accounting as a lessee of leases for properties, plant and equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the statement of income over the period of the lease.

The Group plans to elect to use the modified retrospective approach for the adoption of IFRS/ HKFRS 16 and will recognise the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019 and will not restate the comparative information. The Group’s future minimum lease and other service payments amounted to RMB54,751 million as at 31 December 2018. Upon the initial adoption of IFRS/HKFRS 16, certain of these commitments will be recognised as the opening balances of lease liabilities and the corresponding right-of-use assets as at 1 January 2019, after taking account the effects of discounting.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC jointly issued a notice dated 4 April 2018 which stipulates downward adjustments of VAT rate for basic telecommunications services from 11% to 10% and VAT rate for sales of telecommunications products from 17% to 16% from 1 May 2018. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2018	2017
		(Note)
Total service revenue	263,683	249,015
Sales of telecommunications products	27,194	25,814

	290,877	274,829

Note:

The Group has initially applied IFRS/HKFRS 15 using the cumulative effect method. Under this method, the comparative information is not restated and was prepared in accordance with IAS/HKAS 18, IAS/HKAS 11 and IFRIC/HK(IFRIC) 13 (see Note 3(b)(iii)).

6.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2017: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2017: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2017: 15%).

	2018	2017
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	88	44
– Mainland China and other countries	459	654
Under-provision in respect of prior years	18	39

	565	737
Deferred taxation	2,259	6

Income tax expenses	2,824	743

7.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2018 and 2017 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2018 and 2017.

The following table sets forth the computation of basic and diluted earnings per share:

	Note		2018	2017
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share			10,197	1,828

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	(i	)	30,598	24,567

Basic/Diluted earnings per share (in RMB)			0.33	0.07

(i)	Weighted average number of ordinary shares

	2018 (in millions)	2017 (in millions)
Issued ordinary shares at 1 January	30,598	23,947
Effect of shares issued	—	620

Weighted average number of ordinary shares at 31 December	30,598	24,567

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2018	2017
Listed in the PRC	147	158
Listed outside the PRC	3,698	4,070
Unlisted	58	58

	3,903	4,286

For the year ended 31 December 2018, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB383 million (2017: decrease of approximately RMB56 million). The decrease, net of tax impact, of approximately RMB381 million (2017: decrease, net of tax impact, of approximately RMB58 million) has been recorded in the consolidated statement of comprehensive income.

9.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2018	2017
Within one month	8,158	7,184
More than one month to three months	2,285	2,763
More than three months to one year	2,843	2,737
More than one year	1,147	1,280

	14,433	13,964

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

10.	SHARE CAPITAL

Issued and fully paid:	Note	Number of shares millions	Share capital
At 1 January 2017		23,947	179,102
Shares issued	1	6,651	74,954

At 31 December 2017 and 2018		30,598	254,056

On 28 November 2017, the Company issued 6,651,043,262 new shares to Unicom BVI in return for a cash consideration of RMB74,954 million.

11.	DIVIDENDS

At the annual general meeting held on 11 May 2018, the shareholders of the Company approved the payment of a final dividend of RMB0.052 per ordinary share for the year ended 31 December 2017, totaling approximately RMB1,591 million which has been reflected as a reduction of retained profit for the year ended 31 December 2018.

At a meeting held on 13 March 2019, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.134 per ordinary share to the shareholders for the year ended 31 December 2018 totaling approximately RMB4,100 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2018, but will be reflected in the financial statements for the year ending 31 December 2019.

	2018	2017
Proposed final dividend:
RMB0.134 (2017: RMB0.052) per ordinary share by the Company	4,100	1,591

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2018, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2018	2017
Less than six months	105,606	104,691
Six months to one year	6,984	9,009
More than one year	9,868	11,560

	122,458	125,260

13.	RESTRICTED A-SHARE INCENTIVE SCHEME

Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848,000,000 restricted shares of A Share Company (“Restricted Shares”) were approved for granting to core employees of the Group and 793,861,000 Restricted Shares were subscribed on 21 March 2018 (the “Grant Date”) with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the Restricted A-Share Incentive Scheme is RMB2.34 per share as determined based on the difference between the market price of A Share Company on the Grant Date of RMB6.13 per share and the subscription price of RMB3.79 per share.

During the year ended 31 December 2018, no Restricted Shares are considered forfeited or repurchased.

For the year ended 31 December 2018, the Group recognised share-based payment expenses and other reserve of RMB614 million as a result of subscription during the year under the Restricted A-Share Incentive Scheme.

On 1 February 2019, additional 13,156,000 Restricted Shares were subscribed by eligible employees with a subscription price of RMB3.79 per share.

The Restricted Shares are subject to various lock-up periods and shall be unlocked by conditions prescribed for operating units and individuals on a predetermined basis.

14.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2018. For detail, please refer to Note 11.

BUSINESS OVERVIEW

In 2018, the Company deepened execution of the Strategy of Focus, Innovation and Cooperation and innovated business model to build an integrated O2O new retail system, in an enhanced effort to drive its transformation into an Internet-oriented operation, against the backdrop of profound changes in market environment, regulatory policy adjustments such as “Speed Upgrade and Tariff Reduction”, intense competition in the industry, as well as challenges in operation and development.

Mobile Service

In 2018, China Unicom deepened its Internet-oriented transformation and proactively promoted China Unicom’s “Five New” establishment, creating a new stage of development. The establishment of an integrated O2O channel regime came into full swing, as the Company made vigorous efforts to expand cross-sector touchpoints. Sub-division contracting on all fronts were introduced with a view to motivating frontline staff, to better identifying the critical needs of customers and create new demands. Internet services dedicated products were developed and continued to get upgraded and optimised with key products such as Tencent King Card and “ice-cream package” were promoted in full efforts, contributing to the growth in both revenue and return. The innovative online acquisition models were adopted to broaden and strengthen our online marketing ability enabling continuous expansion of our 2I2C business scale. The Company focused on VIP customers in key sector, leveraging “informatisation platforms + application privileges” as teaser supported by the Internet-oriented marketing tools and the synergetic O2O marketing model, to increase revenue contributions from vertical customers. Mobile billing subscribers witnessed a net addition of 30.87 million in the full year to a total of approximately 320 million. Mobile billing subscriber ARPU was RMB45.7. Mobile handset data traffic reached approximately 21.68 billion GB, up by 179% year-on-year.

Fixed-line Service

Enriched video content and home service products in our fixed-line broadband offering, as well as the optimised broadband bundling package system, supported the Company to proactively counter competition. A nationwide marketing campaign entitled “New Video, High Quality and Toll-free Experience” was launched. Improvements were made to our online sales capability and our middle-office support, as the Company made great effort to develop e-commerce model for broadband service. The Company was committed to enhancing subscriber retention through measures such as increasing bundling penetration, top up with video services, extending contract period, value enhancement and other measures. Meanwhile, based on the need of integrated home communication services, the Company leveraged home network building service, its network edges and the capabilities of the strategic partners in mixed-ownership reform, to explore opportunities in the home Internet and thus developing a new revenue driver. The number of broadband subscribers witnessed a net addition of 4.34 million to a total of 80.88 million. Broadband access ARPU was RMB44.6. FTTH subscriber penetration reached 82%, up by 4.5 percentage points year-on-year. The number of fixed-line local access subscribers decreased by 4.10 million to 55.90 million.

Industry Internet Service focuses cloud service as the driver, a new integrated marketing model featuring “Cloud + Smart Network + X” targeting government and enterprise customers emerged. In 2018, revenue from cloud services amounted to RMB0.96 billion, up by 99% year-on-year. In connection with Big Data business, the Company focused on enhancement in core capabilities around products, platforms and R&D and achieved breakthrough in various sectors such as government affairs, finance, transportation and tourism, and security. Big Data revenue was RMB0.61 billion for 2018 which represented a year-on-year growth of 284%. In IoT business, the Company focused on the areas such as smart city, smart wearable devices, Internet of Vehicles and smart manufacturing, and strengthened the servicing abilities in relation to connectivity management platforms and enabling application, in order to create end-to-end solutions. The Company served 0.11 billion connections and achieved revenue of RMB2.08 billion in 2018, representing a year-on-year growth of 48%. Our IT service focused on vertical empowerment for key sectors and the full-scale enhancement of our key proprietary capabilities, as we announced a range of industrial Internet applications, such as one-stop government services, smart Party organisation development, smart river-chief integrated management platform, medical imaging cloud and others. Revenue for IT service in 2018 amounted to RMB5.61 billion, up by 69% year-on-year.

Network Capabilities

In 2018, the Company fully implemented the “Focus Strategy”, promoted the scientific and return-driven construction methodology and actively explored new models for Internet-oriented network construction, operation and optimisation, with a view to building a premium network with quality coverage and high speed connection trusted by customers. As at the end of 2018, the Company had a total of 0.99 million 4G base stations in operation and its 4G network coverage in towns and villages reached 91%. The Company continued to expand its fixed-line network coverage to new area and stepped up the network upgrade in area with PON+LAN. The number of broadband access ports amounted to 0.21 billion, of which 82% were FTTX access ports. For the transmission network, WDM/OTN production capacity was increased by 1.982 million wavelength km, while new optical fibre backbone trunk lines with a total distance of 4,781 cable km, translating to 267,000 fibre-length km.

The Company continued to optimise its international network deployment. As at the end of 2018, its international submarine cable resource capacity reached 21.8T, while its international outbound Internet capacity reached 2.2T with a homebound bandwidth of 2.4 T. International roaming covered 616 operators in 253 countries and regions.

Marketing

Branding

In 2018, the Company leveraged major events such as Winter Olympics, World Cup and World Table Tennis Championships to strengthen its brand image and the promotion of its key services such as 5G, mobile and broadband services. The Company continued to promote and enhance business reputation through target communications via online platforms, as well as innovative offline promotion activities. Meanwhile, the Company planned the launch of the “WO” branded animated cartoon character and the smart alliance, further cultivating an Internet-oriented brand image.

Marketing Strategies

In 2018, the Company strengthened the awareness of threat and proactively responded to competition with the effort at every level, as if it were the final battle. The Company persisted in carrying forward both the effective traditional models and the innovative models, in diversifying the development of channels as well as efficiency and quality enhancement. While attaching importance to both public and corporate markets, the Company focused on key services and delivered with in-depth and thorough efforts. The Company retained and expanded the subscriber base through the snowballing effect: from one to many, and from single to bundled services. New subscribers were acquired through channel empowerment, touchpoint expansion and breakthrough in specialised government and enterprise projects. The Company strengthened the effort in customer retention with immense effort to enhance value. In connection with e-channels, the Company sought cooperation in broader scope and greater depth, as we leveraged the great publicity of our partners and opportunities afforded by various festivals to conduct joint marketing, in order to maintain expansion scale of our 2I2C. Public cloud products under the brand of “WO Cloud” were co-developed with partners such as Alibaba and Tencent, while joint venture companies were set up with Alibaba and Wangsu, respectively, to develop new integrated marketing models for government and enterprises.

Channel Strategies

In 2018, the Company focused on the development of a new integrated O2O retail system with “ecology-oriented, Big Data, integrated, experience-rich” characteristics. In online operation, touchpoint cooperation was further expanded to increase the ability to attract and acquire subscribers from peers. Base on mobile channels, the Company built its proprietary touchpoint networks in a major effect to enhance our ability in online channel cooperation and centralised operation, with a view to developing the online channel into the major channel for value creation and generating incremental revenue and higher efficiency. In offline operation, the distribution of self-controlled stores was optimised and ongoing efforts were made to improve the mix of open channels, so as to ensure sound, Internet-oriented transformation of traditional channels.

Customer Care

In 2018, driven by NPS score and customer experience, the Company developed an integrated operation and management system to accelerate the progress of Internet-oriented development of our services and the customer-oriented reforms of key processes. Specific programmes focused on tackling of the critical and crucial issues of customers were also launched. As at the end of the year, NPS for mobile and broadband improved by 5.1 and 9.5 points, respectively, indicating continuous enhancement of customer perception.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2018, the Company comprehensively deepened the implementation of “Focus Strategy”. The Company’s revenue was RMB290.88 billion in 2018, up by 5.8% year-on-year, of which service revenue improved steadily and reached RMB263.68 billion, up by 5.9% year-on- year. Net profit1 was RMB10.20 billion, up by RMB8.37 billion year-on-year.

In 2018, net cash flow from operating activities was RMB92.39 billion. Capital expenditure was RMB44.87 billion. Liabilities-to-assets ratio was 41.8% as at 31 December 2018.

II.	REVENUE

In 2018, the Company’s revenue was RMB290.88 billion, up by 5.8% year-on-year, of which, service revenue accounted for RMB263.68 billion, up by 5.9% year-on-year.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the years of 2018 and 2017:

	2018		2017
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	263.68	100.0%	249.02	100.0%
Include: Voice service	46.06	17.5%	53.52	21.5%
Non-voice service	217.62	82.5%	195.50	78.5%

1.	Voice Service

In 2018, service revenue from the voice service was RMB46.06 billion, down by 13.9% year-on-year.

2.	Non-Voice Service

In 2018, service revenue from the non-voice service was RMB217.62 billion, up by 11.3% year-on-year.

III.	COSTS AND EXPENSES

In 2018, total costs and expenses amounted to RMB277.80 billion, up by 2.0% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the years of 2018 and 2017:

	2018		2017
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	277.80	95.50%	272.24	99.06%
Operating costs	281.75	96.86%	270.89	98.57%
Include: Interconnection charges	12.58	4.32%	12.62	4.59%
Depreciation and amortisation	75.78	26.05%	77.49	28.20%
Network, operation and support expenses	55.08	18.93%	54.51	19.83%
Employee benefit expenses	48.14	16.55%	42.47	15.45%
Costs of telecommunications products sold	27.60	9.49%	26.64	9.69%
Selling and marketing expenses	35.17	12.09%	34.09	12.40%
General, administrative and other expenses	27.40	9.43%	23.07	8.41%
Finance costs, net of interest income	-0.09	-0.03%	4.09	1.49%
Share of net profit of associates	-2.48	-0.85%	-0.89	-0.32%
Share of net profit of joint ventures	-0.60	-0.21%	-0.57	-0.21%
Other income-net	-0.78	-0.27%	-1.28	-0.47%

1.	Interconnection charges

The interconnection charges amounted to RMB12.58 billion in 2018, down by 0.3% year-on-year and, as a percentage of revenue, decreased from 4.59% in 2017 to 4.32% in 2018.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB75.78 billion in 2018, down by 2.2% year-on-year and, as a percentage of revenue, decreased from 28.20% in 2017 to 26.05% in 2018.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB55.08 billion in 2018, up by 1.0% year-on-year and, as a percentage of revenue, decreased from 19.83% in 2017 to 18.93% in 2018.

4.	Employee benefit expenses

As a result of the improved operating results, the Company’s employee benefit expenses amounted to RMB48.14 billion in 2018, up by 13.4% year-on-year and, as a percentage of revenue, changed from 15.45% in 2017 to 16.55% in 2018.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB27.60 billion and revenue from sales of telecommunications products amounted to RMB27.19 billion in 2018. Loss on sales of telecommunications products was RMB0.41 billion, of which handset subsidy cost amounted to RMB0.96 billion in 2018, down by 23.7% year-on-year.

6.	Selling and marketing expenses

Selling and marketing expenses were RMB35.17 billion in 2018, up by 3.2% year-on-year and, as a percentage of revenue, decreased from 12.40% in 2017 to 12.09% in 2018.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB27.40 billion in 2018, up by 18.7% year-on-year and, as a percentage of revenue, changed from 8.41% in 2017 to 9.43% in 2018.

8.	Finance costs, net of interest income

Finance costs, net of interest income, was RMB-0.09 billion in 2018, down by 102.1% year-on-year.

9.	Other income-net

Other income-net was RMB0.78 billion in 2018, down by RMB0.50 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In 2018, the Company’s profit before income tax was RMB13.08 billion, up by RMB10.49 billion year-on-year.

2.	Income tax

In 2018, the Company’s income tax was RMB2.82 billion and the effective tax rate was 21.6%.

3.	Net profit

In 2018, the Company’s net profit1 was RMB10.20 billion, up by RMB8.37 billion year-on-year. Basic earnings per share was RMB0.333, up by 347.9% year-on-year.

V.	EBITDA[2]

In 2018, the Company’s EBITDA was RMB84.91 billion, up by 4.3% year-on-year. EBITDA as a percentage of service revenue was 32.2%, down by 0.5 percentage points year-on-year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2018, capital expenditure of the Company totaled RMB44.87 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2018, the Company’s net cash inflow from operating activities was RMB92.39 billion. Free cash flow was RMB47.52 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in 2018.

	2018
RMB (in billions)	Total amount	As percentage

Total	44.87	100.0%
Include: Mobile network	18.73	41.7%
Broadband and data	9.16	20.4%
Infrastructure and transmission network	10.32	23.0%
Others	6.66	14.9%

VII.	BALANCE SHEET

The Company’s total assets changed from RMB571.98 billion as at 31 December 2017 to RMB540.32 billion as at 31 December 2018. Total liabilities changed from RMB267.64 billion as at 31 December 2017 to RMB226.03 billion as at 31 December 2018. The liabilities-to-assets ratio down by 46.8% as at 31 December 2017 to 41.8% as at 31 December 2018. The debt-to-capitalisation ratio down by 19.5% as at 31 December 2017 to 11.3% as at 31 December 2018. The net debt-to-capitalisation ratio was 2.8% as at 31 December 2018.

Note 1:	Net profit represented the profit attributable to equity shareholders of the Company.

Note 2:

EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2018.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the principals and the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2018, except for the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for year ended 31 December 2018. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The directors of the Company (including non-executive directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the year ended 31 December 2018.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the year ended 31 December 2018, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed securities.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 10 May 2019 (the “AGM”). Notice of AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to shareholders of the Company (the “Shareholders”) in due course.

FINAL DIVIDEND

The Board proposed to pay a final dividend of RMB0.134 per share (the “2018 Final Dividend”), with an aggregate amount of approximately RMB4.100 billion, to the Shareholders. If approved by Shareholders at the AGM, the 2018 Final Dividend is expected to be paid in Hong Kong dollars on or about 12 June 2019 to those members registered in the Company’s register of members as at 20 May 2019 (the “Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

For the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM (and any adjournment thereof), and entitlement to the 2018 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the Shareholders’ rights to attend and vote at the AGM:

Latest time to lodge transfer documents for registration	4:30 p.m. of 3 May 2019
Closure of register of members	From 6 May 2019 to 10 May 2019
Record date	6 May 2019

(2)	For ascertaining the Shareholders’ entitlement to the 2018 Final Dividend:

Latest time to lodge transfer documents for registration	4:30 p.m. of 17 May 2019
Closure of register of members	20 May 2019
Dividend Record date	20 May 2019

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the AGM, and to qualify for the 2018 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2018 Final Dividend to its non-resident enterprise Shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise Shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2018 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of the Hong Kong Stock Exchange through the Shanghai Stock Exchange or Shenzhen- Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2018 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual Shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such Shareholder is entitled to.

Shareholders who are not individual Shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2018 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 17 May 2019, and present the documents from such Shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such Shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise Shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2018 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2018 annual report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the Shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 13 March 2019

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny